Exhibit 3.1

AMENDMENT

TO

AMENDED AND RESTATED BYLAWS

OF

OVERSTOCK.COM, INC.

This Amendment to the Amended and Restated Bylaws (the “Bylaws”) of Overstock.com, Inc., a Delaware corporation (the “Company”), was duly adopted by the Board of Directors of the Company on and effective as of March 21, 2017.

The third paragraph of Section 2.8 of the Bylaws is hereby amended to read as follows:

“If a quorum is present, the election of directors shall be decided by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. With respect to any matter other than the election of directors, if a quorum is present, the affirmative vote of the majority of the shares represented and voting at a duly held meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the stockholders, unless the vote of a greater number or a vote by classes is required by law, by the Certificate of Incorporation or by these bylaws. The board of directors, in its discretion, or the officer of the corporation presiding at a meeting of stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.”

/s/ E. Glen Nickle
E. Glen Nickle
Vice President, Legal, Acting General Counsel and Corporate Secretary
March 21, 2017